SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                  Amendment No.
                                    --------
                             INTEGRAL SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    45810H107
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                                 (CUSIP Number)

                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 5400
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 7, 2006
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 45810H107
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)   (b)
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  1,286,400
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  1,286,400
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,286,400
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.9%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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Introduction:

The Reporting Person seeks to ensure that stockholder value is preserved and maximized for the Issuer's investors. In a letter dated February 16, 2006, the Reporting Person indicated that (i) it will seek to replace the Issuer's existing Board with a strong and independent new Board and that (ii) it believes that the time is right for the Issuer to seek and explore strategic alternatives, including the sale of the Issuer.

Item 1.  Security and Issuer.

         Security: Common Stock par value $0.01 per share

         Issuer's Name and Address.
         Integral Systems, Inc. (the "Issuer")
         5000 Philadelphia Way
         Lanham, MD 20706

Item 2.  Identity and Background.

         (a) Mellon HBV Alternative Strategies LLC.

          (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 5400, New York, NY 10166-3399.

          (c) The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940.

          (d, e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is organized under the laws of Delaware. Information with respect to the executive officer and director of the Reporting Person is attached as Exhibit B to the Schedule 13D

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person used funds from the working capital for purposes of effecting the transaction reported herein. The aggregate purchase price paid by the Reporting Person for the Shares was $24,570,240.

Item 4.  Purpose of Transaction.

     The Reporting Person seeks to ensure that stockholder value is preserved and maximized for the Issuer's investors. In a letter dated February 16, 2006, the Reporting Person indicated that (i) it will seek to replace the Issuer's existing Board with a strong and independent new Board and that (ii) it believes that the time is right for the Issuer to seek and explore strategic alternatives, including the sale of the Issuer.

Item 5.  Interest in Securities of the Issuer.

          (a) As of February 7, 2006, it may be deemed that the Reporting Person beneficially owns 1,286,400 shares of the Issuer's Common Stock (the "Shares"), representing approximately 11.9% of the outstanding Common Stock (based on 10,815,008 shares outstanding as reported by the Issuer on its Form 10-Q for its quarterly period ended December 31, 2005.

          (b) The Reporting Person has sole power to vote or direct the vote and sole power to dispose and to direct the disposition of the Shares.

          (c) On February 7, 2006, the Reporting Person acquired the Shares in a privately negotiated transaction for $19.10 per share.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 7, below.

Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Letter from Mellon HBV  Alternative  Strategies  LLC to Integral
          Systems, Inc. dated February 16, 2006.

     Exhibit B:  Executive  officers  and  directors  of Mellon HBV  Alternative
          Strategies LLC.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2006

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ William F. Harley
         --------------------------------
         William F. Harley III
         Chief Executive Officer

                                                            Exhibit A

                      Mellon HBV Alternative Strategies LLC
                                 200 Park Avenue
                                   54th Floor
                               New York, NY 10166

February 16, 2006

Steven R. Chamberlain
Chief Executive Officer
Integral Systems, Inc.
5000 Philadelphia Way
Lanham, MD   20706-4417

Dear Mr. Chamberlain:

     In order to ensure that stockholder value is preserved and maximized for investors in Integral Systems, Inc., we will seek to replace the Company's existing Board with a strong and independent new Board. We also believe that the time is right for the Company to seek and explore strategic alternatives, including the sale of the Company. Underlying strong operational performance at the Company, combined with full valuations being placed upon such businesses by the market today, lead us to the conclusion that this is the time to seek full value for the Company's investors.

     We propose to replace the current Board with a slate that will oversee in an orderly fashion the hiring of an investment bank to effect the sale of the Company. We may also seek to explore measures that improve the efficiency of the Company's balance sheet.

     We will be providing a recommended slate of nominees for consideration by the current Board and believe this slate should be considered as soon as practicable by the stockholders of the Company at the Annual Meeting or at a special meeting of the Company's stockholders called for that purpose.

                                Very truly yours,

                                MELLON HBV ALTERNATIVE STRATEGIES LLC

                                By:      /s/ WILLIAM F. HARLEY, III
                                         William F. Harley, III
                                         Chief Executive Officer

                                                                       Exhibit B


Name and Business Address                   Position

William F. Harley, III                      Manager/Director/President
Mellon HBV Alternative Strategies LLC
200 Park Avenue
New York, NY 10166-3399